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                            April 4, 2023

       Wai Lau
       Chief Executive Officer
       Intelligent Group Ltd
       Unit 2803, Level 28, Admiralty Centre
       Tower 1, 18 Harcourt Road
       Admiralty, Hong Kong

                                                        Re: Intelligent Group
Ltd
                                                            Amendment No. 5 to
Draft Registration Statement on Form F-1
                                                            Submitted March 21,
2023
                                                            CIK No. 0001916416

       Dear Wai Lau:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 5 to Draft Registration Statement on Form F-1 submitted March 21, 2023

       Cover Page

   1. We note that you deleted the disclosure that your previous auditor, Friedman LLP, is headquartered in
Manhattan, New York. Please revise to disclose such information here and also disclose the
location of your current auditor, as you do on page 4.
       Prospectus Summary
       Recent Regulatory Developments in the PRC, page 6

   2. We note your revised disclosure that "[o]n February 17, 2023, the CSRC released the Trial
                                                        Measures and five
supporting guidelines" and that domestic companies "should fulfill the
 Wai Lau
Intelligent Group Ltd
April 4, 2023
Page 2
       filing procedures and report relevant information to the CSRC" and that "any failure to comply with such filling procedures may result in administrative penalties, such as an order to rectify, warnings, and fines." Please revise to provide a complete discussion of how these regulations particularly apply to you, including your current status of compliance with the process and related deadlines and transition periods, and the risk that potential non-compliance may result in you being prohibited from listing or continuing to list. Also discuss the risk to investors if you list before receiving CSRC approval and whether your offering is contingent upon receipt of approval from the CSRC.
Risk Factors
"Although the audit report included in this prospectus is prepared by U.S. auditors who are subject to inspections by the PCAOB . . . ", page 15

3. Where you discuss the Holding Foreign Companies Accountable Act here, please revise to disclose that such act was amended by the Consolidated Appropriations Act, 2023. Please make conforming changes on page 4 of your prospectus.
Capitalization, page 38

4.     Please revise your table to include bank borrowings.
        You may contact Tatanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-
3336 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Jennifer L pez Molina at 202-551-
3792 with any other questions.



                                                              Sincerely,
FirstName LastNameWai Lau
                                                              Division of
Corporation Finance
Comapany NameIntelligent Group Ltd
                                                              Office of Trade &
Services
April 4, 2023 Page 2
cc:       Lawrence Venick
FirstName LastName